Exhibit 99.4

[LOGO]	Celestica Option Exchange

Program Overview

Celestica Confidential

[LOGO]	OPTION EXCHANGE

The purpose of this option exchange package is to provide information to help you begin to consider whether you will want to tender your options in our proposed Option Exchange Program.

We have not commenced the Option Exchange Program.  We strongly advise you to read the tender offer statement when you receive it – which we expect to distribute on June 13 - before electing whether to participate in the Option Exchange Program.  We will be filing the tender offer statement and other documents related to the program with the Securities and Exchange Commission (SEC).  These documents will contain important information.  You may obtain copies of these documents for free at the SEC website located at www.sec.gov or Celestica’s website at www.celestica.com after they are filed.

This package is only for educational purposes. The actual Option Exchange Program is expected to run between June 13 and July 11.  You are not required to take any action until that time.

What is the Option Exchange Program?

•                  Celestica will offer to purchase all eligible outstanding stock options (vested and non-vested) for US$1 each.

•                  The options eligible for this program may have been granted at any time,  but must have been issued under the Long-Term Incentive Plan  (LTIP) or any of the plans we assumed from MSL and must have an exercise  price of US$30 (or $40 CDN) or greater.

•                  The expected duration of the Option Exchange Program is from June 13, 2005 to July 11, 2005.  We may extend the offer at our discretion.

•                  The number of options granted to you that are eligible for this program are identified on your personal statement which is in this package.

More information on the proposed Option Exchange Program can be found on pages 14 and 15 of the 2005 Management Information Circular which is available on Celestica’s website, www.celestica.com.

What are my choices?

•                  The Option Exchange Program will be a one-time opportunity for you to receive cash in exchange for certain stock options that are currently underwater.

•                  You can choose to exchange all of the outstanding stock options listed on your personal statement. If you do this:

•                  You will receive US$1 for each eligible stock option

•                  These options will be cancelled.

•                  If you choose not to take part, you keep your stock options under the same conditions they were awarded until you exercise them or they expire.

•                  The program is voluntary and the choice is up to you.

Why is Celestica conducting an Option Exchange?

•                  Because our share price has declined since the high-tech bubble of a few years ago, Celestica has a large number of outstanding stock options.

•                  These outstanding options, in proportion to all Celestica shares in the market, are called ‘overhang.’ Currently, Celestica has a larger overhang than shareholders typically find acceptable.

•                  By purchasing back stock options that are significantly underwater, Celestica will reduce our overhang to more acceptable levels. We believe that this will help us to improve shareholder perception and will make more options available for future grants. This will help Celestica attract and retain employees on an ongoing basis.

Why is Celestica conducting an Option Exchange?

•                  This offer is not a negative reflection of Celestica’s confidence in its future.  Celestica has a detailed plan to restore its growth and profitability, and we  believe the company is on its way to achieving these goals.  All efforts are aimed at increasing the share price over time.  In the meantime, the  company would like to provide eligible option holders the opportunity to  receive immediate value for their underwater options.

•                  Other high-technology companies have already revised their stock option programs and some of these have included exchange programs.

How was the exchange value calculated?

•                  Option exchange programs use standard industry methods to estimate the value of outstanding stock options. Based on the recommendations of a third-party consulting firm, Celestica chose the binomial option pricing model.

•                  Using the binomial option pricing model, we estimated that the average outstanding value of eligible options was US$1.52 as of February 1, 2005. Celestica then applied a discount of approximately 1/3 (33%) to the estimated value in order to balance the interests of the employees with the financial interests of shareholders.

•                  This resulted in a value of US$1.00 per option.

•                  In valuing the options using the binomial model, certain assumptions were made regarding employee turnover and option exercise patterns, in addition to standard assumptions such as share price volatility.

More information related to the option pricing can be found in the Q&A document which is in this package.

Details of the Option Exchange Program

•                  For employees who choose to participate in the program, tax information has been prepared on a country-by-country basis.  General tax information will be posted on the Global HR intranet site.  You are encouraged to obtain advice from an external advisor regarding your personal financial situation.

•                  You can choose to tender all of your eligible options or you can opt to decline to participate in the Option Exchange Program.

•                  The payment of funds from the option exchange for employees eligible to receive less than US$10,000 is expected to be in August/September, 2005 once all of the responses have been consolidated.

•                  Payment of a portion of the option exchange funds will be deferred for anyone eligible to receive more than US$10,000 in the Option Exchange Program.

[LOGO]	TERMINATION PROVISIONS

What happens if I leave Celestica before the offer?

Voluntary Resignation or Termination With Cause

If you voluntarily resign from Celestica or are terminated with cause prior to June 13, 2005, you will not be eligible to participate.

Retirement

Employees who retire after March 31, 2005 are eligible to participate in the program.

Termination Without Cause/Leave of Absence

Employees who take a leave of absence, are on disability, or are terminated by Celestica without cause, will be eligible for the program if they are actively employed on June 13, 2005.

What happens if I leave Celestica after the offer commences but before the payment?

•                  If you have less than 10,000 options

Once you have tendered your options you will receive your payment at the  same time as all other employees.

•                  If you have more than 10,000 options

Initial Payment: Once you have tendered your options you will receive your payment at the same time as all other employees.

Deferred Payment:

Voluntary Resignation or Termination with Cause: If you voluntarily resign or are terminated with cause after the initial payment, but prior to the deferred payment, you will not receive the deferred payment.

Termination Without Cause/Retirement/Death: The deferred payment will be made after the termination date.

[LOGO]	NEXT STEPS

How do I participate in the program?

•                  On June 13, we will send you an offer to purchase, a letter of transmittal (election form) and other documents via email or via your site HR contact. These documents will also be filed with the Securities and Exchange Commission (SEC). On that date, translated versions of the election documents will also be posted on the Global HR intranet site:

http://clsdb01.ca-chq.celestica.com/global/comm/homepage/corp_hr_hp.nsf

•                  If you choose to participate in the program, you will need to complete the letter of transmittal (election form) and hand it in to your site HR representative.  A list of site representatives is on the Global HR intranet site.

If the form is not returned prior to the close of business on July 11, it will be assumed that you’ve elected not to participate in the program and will therefore not receive any payment.

What if I elect not to participate?

•                  If you elect not to participate in the program, you are still requested to check the appropriate box on the letter of transmittal (election form),  and return it to your site representative.

Who do I contact if I have any questions?

•                  If you have any questions prior to or during the program, you can contact either:

• Towers Perrin

	Telephone:	Canada, US: 877-480-3585
Mexico: 001-800-514-3585
All other geographies: 011 44 870-161-6613
Fax: 011 44 117-984-4622
	E-mail:	Canada, US & Mexico: celesticana@towers.com
All other geographies: celesticastock@towers.com

OR

• Your site representative:
A list of site representatives is located on the Global HR intranet site:
http://clsdb01.ca-hq.celestica.com/global/comm/homepage/corp_hr_hp.nsf